Exhibit 99.23

Notice of Meeting

Important Notice Regarding the Availability of Proxy Materials for Lithium Americas Corp.’s Annual General Meeting of Shareholders to be held at 1100 – 355 Burrard Street, Vancouver, BC, V6C 2G8 on Monday, August 14, 2017, at 10:00 a.m. Pacific Time

You are receiving this notice to advise you that the information circular (the “Information Circular”) and proxy materials relating to the above noted securityholders’ meeting are being provided to you on the Internet. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the Information Circular and other proxy materials before voting. The Information Circular and other relevant materials are available at:

www.lithiumamericas.com/investors/agm-materials

OR

www.sedar.com

Obtaining a Copy of the Proxy Materials

If you would like to receive a paper copy of the current meeting materials (the “Meeting Materials”) by mail, you must request one. There is no charge to you for requesting a copy.

Call us Toll Free at 1-844-221-7982 within North America to request a paper copy of the Meeting Materials for the current meeting.

To ensure you receive the Meeting Materials in advance of the voting deadline and meeting date, all requests must be received by us no later than 10 business days before the meeting to ensure timely receipt. If you do request a paper copy of the Meeting Materials, please note that another Proxy/Voting Instruction Form will not be sent; please retain your current one for voting purposes.

To obtain paper copies of the Meeting Materials after the meeting date, please contact Tracy Hansen by toll free telephone in North America at 1-844-221-7982 or by email at info@lithiumamericas.com.

Securityholder Meeting Notice

PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities you must vote by telephone or by mailing the enclosed Proxy/Voting Instruction Form for receipt before 10:00am on Thursday, August 10, 2017. Beneficial holders are asked to return their Voting Instruction Forms in accordance with the instructions contained therein at least one business day in advance of the proxy deposit date noted on the Voting Instruction Form.

The resolutions to be voted on at the meeting are listed below along with the sections within the Information Circular (if applicable) where disclosure regarding the matter can be found.

1.	To receive the audited consolidated financial statements for the year ended December 31, 2016, together with the auditor’s report thereon;

2.	To set the number of directors at nine (9) for the ensuing year. See under the heading “Number of Directors” in the Information Circular;

3.	To elect nine (9) directors for the ensuing year. See under the heading “Election Of Directors” in the Information Circular; and

4.

To appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditor of the Company for the ensuing year and authorize the directors to determine the remuneration to be paid to the auditor. See under the heading “Appointment of Auditors” in the Information Circular.

Shareholders with questions about notice and access can contact Tracy Hansen by toll free telephone in North America at 1-844-221-7982 or by email at info@lithiumamericas.com.

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